

December 19, 2013

<u>Via U.S. Mail</u>
Herbert Ying Chiu Lee
Director
Oakridge International Corporation
Suite 5, Level 2, Malcolm Reid building
187 Rundle Street
Adelaide SA 5000 Australia

      Re: **Oakridge International Corporation**
                   Amendment No. 2 to Form 8-K
                   Filed December 18, 2013
                   Response dated December 18, 2013
                   File No. 1-35640

Dear Mr. Lee:

We have reviewed your response dated December 18, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 Changes in Registrant's Certifying Accountant</u>

1. We reviewed your response to comment one in our letter dated November 14, 2013. It appears that you did not revise your disclosure in the third paragraph. As such, we reissue our previous comment. Please revise your disclosure in the third paragraph to clarify that the <u>reports</u> of Albert Wong & Co. LLP on your financial statements for the years ended June 30, 2011 and June 30, 2012 did not contain an adverse opinion or a disclaimer of opinion, or were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the reports contained an explanatory paragraph stating that there was substantial doubt about the Company's ability to continue as a going concern. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

2. Please file an updated letter from Albert Wong & Co. LLP as Exhibit 16 to the amendment filed in response to our comment in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

  You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 if you have questions regarding our comments or any other questions. In her absence you may contact me at (202) 551-3344.

       Sincerely,

       /s/ William H. Thompson

       William H. Thompson
       Accounting Branch Chief